Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

Resignation of Chairman and Director

The board of directors (the “Board”) of PetroChina Company Limited (the “Company”) hereby announces that, due to his age, Mr. Wang Yilin has tendered his resignation to the Company and ceased to hold the positions of Chairman of the Board and Director of the Company with immediate effect. Mr. Wang Yilin also ceased to serve as the Chairman of the Nomination Committee of the Board.

Mr. Wang Yilin has confirmed that he has no disagreement with the Company and the Board and there is no other matter that needs to be brought to the attention of the shareholders of the Company.

During Mr. Wang Yilin’s tenure as the Chairman of the Company, he has been diligent, dedicated and meticulous at work and led the Board and the Company to keep pursuing steady progress, continuously consolidate the oil and gas resource base, actively promote reform and innovation, strive to achieve high-quality development of the Company and ensure that the development achievements would return to shareholders and benefit the society. The Board would like to express its sincere gratitude to Mr. Wang Yilin for his significant contributions during his tenure.

Following the resignation of Mr. Wang Yilin, the members of the Board decreased to 8, falling below the minimum number of directors of 11 required and the requirement to have a chairman under the articles of association of the Company. In addition, the chairman position of the Nomination Committee has been vacated. In this regard, the Company will identify suitable candidates to fill the vacancies as soon as practicable.

Beijing, the PRC 19 January 2020	By order of the Board PetroChina Company Limited Secretary to the Board Wu Enlai

As at the date of this announcement, the Board comprises Mr. Liu Yuezhen, Mr. Jiao Fangzheng and Mr. Duan Liangwei as non-executive Directors; and Mr. Lin Boqiang, Mr. Zhang Biyi, Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry as independent non-executive Directors.